Exhibit 99.1

October 16, 2013

Joseph A. Zirkman

Fiesta Restaurant Group, Inc.

14800 Landmark Boulevard, Suite 500

Addison, Texas 75254

Re:	Fiesta Restaurant Group, Inc. - Consent

Dear Mr. Zirkman:

We hereby consent to the use of our name, Technomic, Inc., and to the references to the “2013 Technomic Top 500 Chain Restaurant Report” for the year ended 2012 in (i) any registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”) and in all subsequent amendments and supplements to such registration statements and in any related prospectus and (ii) any filing by the Company or any of its subsidiaries or affiliated entities under the Securities Act and the Securities Exchange Act of 1934, as amended. We further consent to the filing of this Consent as an exhibit to any filing referenced in (i) and (ii) above.

Technomic, Inc.

By:	/s/ Chris Urban
Name:	Chris Urban
Title:	Director